Management’s Discussion and Analysis (MD&A)	EXHIBIT 99.2

The following discussion is based on the financial statements of Central Fund of Canada Limited (“Central Fund” or the “Company”) which are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) including the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18.  These principles are substantially the same as United States’ generally accepted accounting principles.

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian GAAP included in its 2008 Annual Report and the accompanying MD&A.

Throughout this discussion, all currency amounts are in United States dollars.

Certain statements in this report may constitute forward-looking information within the meaning of securities laws.  Forward-looking information may relate to our future outlook and anticipated events and may relate to matters that are not historical facts.  In particular, statements regarding our objectives and strategies are forward-looking statements.  These statements are based on certain factors and assumptions which we believe are reasonable as of the current date.  While we believe these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.  Forward-looking information is also subject to certain factors, including risks and uncertainties (described in “Risk Factors” of the Company’s 2008 annual MD&A), that could cause results to differ materially from what we currently expect.  Therefore, future events and results may vary significantly from what we currently foresee.

Disclosure Controls and Procedures

Senior Executive Officers have ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis.  They believe these disclosure controls and procedures have been effective during the nine months ended July 31, 2009.

Outstanding Shares

There were 184,967,713 Class A non-voting, fully participating shares and 40,000 Common shares issued and outstanding at July 31, 2009.

Administrator, Administrative and Consulting Fees

Central Fund has no employees.  It is party to an Administrative and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors.  The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company.  For such services, the Company pays an administrative and consulting fee, payable monthly (see Note 6 to the financial statements).

Results of Operations – Change in Net Assets

Net assets increased by $755.4 million during the nine months ended July 31, 2009 as a result of the two public offerings completed on February 3, 2009 and April 16, 2009 as well as increases in gold and silver prices.

The following table summarizes the quarterly financial information:

	Quarter ended (U.S.$)
	July 31, 2009	Apr. 30, 2009	Jan. 31, 2009	Oct. 31, 2008
Change in unrealized appreciation (depreciation) of holdings (in millions)	$124.1	$(29.9)	$339.9	$(563.8)
Net income (loss) (in millions)	$122.6	$(31.4)	$338.7	$(564.9)
Net income (loss) per Class A share	$0.66	$(0.20)	$2.23	$(4.27)
Total Net Assets (in millions)	$1,959.4	$1,837.0	$1,542.8	$1,204.0

	July 31, 2008	Apr. 30, 2008	Jan. 31, 2008	Oct. 31, 2007
Change in unrealized appreciation (depreciation) of holdings (in millions)	$69.4	$(58.7)	$205.1	$152.2
Net income (loss) (in millions)	$68.2	$(60.0)	$204.1	$151.4
Net income (loss) per Class A share	$0.53	$(0.47)	$1.63	$1.33
Total Net Assets (in millions)	$1,647.6	$1,435.9	$1,441.7	$1,237.5

Financial Results – Net Income

Central Fund’s earned income objective is secondary to its objective of holding almost all of its net assets in gold and silver bullion.  Interest income was depressed by significant declines in short term interest rates over the past year.  The Company’s objective is to hold cash reserves that generate some income primarily to be applied towards payment of expenses and Class A share dividends.  Because gold and silver bullion are not loaned to generate income, Central Fund’s realized income (loss) is a nominal percentage of its net assets.  However, the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of holdings in income.

The net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended July 31, 2009 was $122.6 million compared to $68.2 million for the comparative period in 2008.  For the nine months ended July 31, 2009, the net income (inclusive of the change in unrealized appreciation of holdings) was $429.9 million compared to $212.3 million for the same period in 2008.  Virtually all of the income respectively was due to the change in unrealized appreciation of holdings.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month end, increased during the three month period to $1,029,723 from $845,688 for the same period in 2008 and for the nine month period to $2,755,238 from $2,444,251 for the same period in 2008 as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets for the three-month period ended July 31, 2009 were 0.08%, compared to 0.09% for the same three-month period in 2008.  Expenses as a percentage of average month-end net assets for the nine-month period ended July 31, 2009 were 0.26%, compared to 0.29% for the same nine-month period in 2008.  For the twelve months ended July 31, 2009, this expense ratio was 0.35% compared to 0.39% for the prior twelve-month period in 2008.

Liquidity and Capital Resources

All of Central Fund’s assets are liquid. The Company’s objective is to hold cash reserves that generate some income primarily to be applied to pay expenses and Class A share dividends.  The ability of Central Fund to have sufficient cash for expenses and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents.  Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings may be sold to fund dividend payments, provide working capital and pay for redemptions (if any) of Class A shares.

For the nine months ended July 31, 2009, Central Fund’s cash reserves including short-term deposits increased by $13,356,458 to $60,325,770.  This increase was a result of the relatively small cash portions retained from the proceeds of the two public offerings completed on February 3, 2009 and April 16, 2009.  This was partially offset by amounts used to pay expenses and the year-end Class A share dividend.  The Administrator and Senior Executive Officers monitor Central Fund’s cash position with an emphasis on maintaining its mandate to hold maximum amounts of gold and silver bullion.

On August 13, 2009, the Company, through a public offering, issued 11,040,000 Class A shares for proceeds of $126,120,960 net of underwriting fees of $5,255,040. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $125,520,960.  The Company used the net proceeds from this public offering to purchase 69,342 fine ounces of gold at a cost of $67,404,584 and 3,467,086 ounces of silver at a cost of $52,595,695, both in physical bar form. The balance of $5,520,681 was retained by the Company in interest-bearing cash deposits for working capital purposes.

Additional Information

This MD&A is dated August 17, 2009.  Additional information relating to the Company, including its Annual Information Form and 2008 Annual Report, is available on the SEDAR website at www.sedar.co.